n.a. 4/8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66211

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WALTER GREENBLATT & ASSOCIATES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

430 NASSAU STREET
(No. and Street)

PRINCETON	NJ	08540
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEHMAN, NEWMAN & FLYNN CPA's
(Name – *if individual, state last, first, middle name*)

14 PENN PLAZA, SUITE 2220	NEW YORK	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/14

OATH OR AFFIRMATION

I, WALTER GREENBLATT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WALTER GREENBLATT & ASSOCIATES, LLC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALTER GREENBLATT & ASSOCIATES, LLC

INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2010

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS

WALTER GREENBLATT & ASSOCIATES, LLC
INDEPENDENT AUDITORS' REPORT
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2010

TABLE OF CONTENTS

LEHMAN, NEWMAN & FLYNN P.C.
CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA
SUITE 2220
NEW YORK, NEW YORK 10122

MARTIN M. LEHMAN, C.P.A.
BARRY NEWMAN, C.P.A.
SCOTT P. FLYNN, C.P.A.
LAWRENCE A. VOLLARO, C.P.A.

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.lnfcpa.com

Members:
American Institute of CPA's
New York State Society of CPA's

To the Member of
Walter Greenblatt & Associates, LLC
Princeton, NJ

We have audited the accompanying statement of financial condition of Walter Greenblatt & Associates, LLC as of December 31, 2010, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Walter Greenblatt & Associates, LLC as of December 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principle generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I, II, III and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lehman, Newman & Flynn

February 20, 2011

WALTER GREENBLATT & ASSOCIATES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Current assets:	
Cash	$216,475
Accounts receivable	12,478
Prepaid expenses	9,856
Total current assets	238,809
Other assets:	
Property and equipment	2,374
Investments in Advanced BioHealing	50,062
Investment in Azure Therapeutics	67,350
Total other assets	119,786
Total assets	$358,595

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accrued expenses	$121,853
Total current liabilities	121,853
Members' equity	236,742
Total liabilities and members' equity	$358,595

The accompanying notes and accountants' audit report
are an integral part of this statement.

WALTER GREENBLATT & ASSOCIATES, LLC
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2010

Revenue	$ 527,629
Operating expenses:	
Pension expense	423,240
Officers salary	246,143
Outside services	98,457
Professional fees	22,936
Travel expenses	18,863
Office supplies and expense and other	12,701
Payroll taxes	11,109
Dues and subscriptions	9,606
Telephone expense	9,537
Auto expense	8,068
Insurance expense	6,003
Meals and Entertainment	4,482
Payroll processing	2,007
Employee salaries	1,238
Total operating expenses	874,390
Net loss before depreciation	$(346,761)
Depreciation	361
Net loss	(347,122)
Members' equity January 1, 2010	200,279
Capital contributions	383,585
Members' equity – December 31, 2010	$ 236,742

The accompanying notes and accountants' audit report are an integral part of this statement.

WALTER GREENBLATT & ASSOCIATES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:	
Net loss	$(347,122)
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation	361
Accounts receivable	(3,427)
Prepaid expenses	(6,480)
Accrued expenses	113,342
Net cash used in operating activities	(243,326)
Cash flows from investing activities:	
Purchase of equipment	(2,735)
Net cash used in investing activities	(2,735)
Cash flows from financing activities:	
Contributions from member	383,585
Net change in cash	137,524
Cash at beginning of year	78,951
Cash at end of year	$ 216,475
Supplemental disclosures of cash flow information:	
Cash paid during the year for interest	$ -0-
Cash paid during the year for taxes	$ -0-

The accompanying notes and accountants' audit report are an integral part of this statement.

1. Summary of Significant Accounting Policies

BUSINESS DESCRIPTION

Walter Greenblatt & Associates, LLC offers business consulting and investment banking services to public and private, middle market and early stage companies in the biotech and healthcare related sectors. Consulting services include business plan development, strategic planning and market research and valuation.

USE OF ESTIMATES

The preparation of the financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

The Company, with the consent of its shareholder, elected to be taxed under Subchapter S, of the Internal Revenue Code for federal income tax purposes. Under the provisions of Subchapter S, the Corporation does not pay federal corporate income taxes on its taxable income. Corporate income or loss of any tax credits earned are included in the shareholders' individual income tax returns.

REVENUE RECOGNITION

The Company recognizes revenue when services are performed.

METHOD OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting.

Subsequent Events

In May 2009, the FASB amended ASC 855 "Subsequent Events", to set forth general accounting and disclosure requirements for events that occur subsequent to the balance sheet date but before the company's financial statements are issued. We have evaluated events that have occurred subsequent to December 31, 2010 as prescribed by the FASB.

2. Investment in Advanced BioHealing, Inc.

Advanced BioHealing, Inc. is a biomedical company commercializing products based on its proprietary cell culture and tissue preservation technologies. Celaderm, the company's lead product, may represent a significant step forward in advanced wound care technology. It is expected to be less expensive to produce and easier to inventory at the point of care than many other bioengineered skin products. The investment is stated at cost.

3. Investment in Azure Therapeutics

Azure Therapeutics is a seed stage company that has developed a proprietary topical non-antihistamine, non-steroidal product for the relief of chronic itch. The investment represents a conversion from accounts receivable based on an agreement with the company and is stated at cost.

4. Net Capital

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital is computed under Rule 15c3-1, was $94,622 at December 31, 2010, which exceeded required net capital of $8,128 by $86,494. The ratio of aggregate indebtedness to net capital at December 31, 2010 was 12.19%.

5. Pension Plan

The Company maintains a qualified defined benefit pension plan. The company's policy is to fund, at a minimum, the amount necessary on an actuarial basis to provide for benefits in accordance with the requirements of the Employee Retirement Income Security Act of 1974. Pension benefits are generally based on years of service and/or compensation.

The Company implemented a 401k plan in 2008.

6. Concentration of Credit Risk

Cash

At times during the year, the Company had cash balances in financial institutions that exceed Federal depository insurance limits. Management believes that credit risk related to these deposits is minimal.

Accounts Receivable

Accounts receivable from trade customers are generally due within thirty days. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. 100% of the company's total sales were made to four customers. At December 31, 2010 the reserve for bad debt is $-0-.

WALTER GREENBLATT & ASSOCIATES, LLC

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2010

SCHEDULE 1

WALTER GREENBLATT & ASSOCIATES, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2010

Total ownership equity from statement of financial condition	$ 236,742
Total nonallowable assets from statement of financial condition	142,120
Net capital before haircuts on securities positions	94,622
Haircuts on securities	-
Net capital	$ 94,622
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 121,853
Total aggregate indebtedness	121,853
Percentage of aggregate indebtedness to net capital	129%
Computation of basic net capital requirement:	
Minimum net capital required (6.67% of A.I.)	8,128
Minimum dollar net capital requirement of reporting broker or dealer	5,000
Net capital requirement	8,128
Excess net capital	86,494
Excess net capital at 1000%	$ 82,437

SCHEDULE 1 (CONTINUED)

WALTER GREENBLATT & ASSOCIATES, LLC

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
(X-17A-5)

AT DECEMBER 31, 2010

	Focus Report- Part IIA Period ended December 31, 2010	Adjustments	Annual Financial Statements At December 31, 2010
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 236,531	$ 211	$236,742
Deductions and/or charges;			
Total nonallowable assets from statement of financial condition	142,120	-	142,120
Haircuts on securities	-	-	-
Total deductions	142,120	-	142,120
Net capital	$ 94,411	$ 211	$ 94,622

SCHEDULE II

WALTER GREENBLATT & ASSOCIATES, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2010

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the timeframes specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.

SCHEDULE III

WALTER GREENBLATT & ASSOCIATES, LLC

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

DECEMBER 31, 2010

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

WALTER GREENBLATT & ASSOCIATES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2010

Walter Greenblatt & Associates, LLC, is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LEHMAN, NEWMAN & FLYNN P.C.
CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA
SUITE 2220
NEW YORK, NEW YORK 10122

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.lnfcpa.com

MARTIN M. LEHMAN, C.P.A.
BARRY NEWMAN, C.P.A.
SCOTT P. FLYNN, C.P.A.
LAWRENCE A. VOLLARO, C.P.A.

Members:
American Institute of CPA's
New York State Society of CPA's

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Member of
Walter Greenblatt & Associates, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Walter Greenblatt & Associates, LLC (the Company), for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of function exists. Although this condition may be considered to be a material weakness in internal control, it is common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in or audit of the financial statement of Walter Greenblatt & Associates, LLC for the year ended December 31, 2010 and this report does not affect our report thereon dated February 20, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lehman, Newman & Flynn
Certified Public Accountants
New York, NY
February 20, 2011

LEHMAN, NEWMAN & FLYNN P.C.
CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA
SUITE 2220
NEW YORK, NEW YORK 10122

MARTIN M. LEHMAN, C.P.A.
BARRY NEWMAN, C.P.A.
SCOTT P. FLYNN, C.P.A.
LAWRENCE A. VOLLARO, C.P.A.

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.lnfcpa.com

Members:
American Institute of CPA's
New York State Society of CPA's

To the Members of Walter Greenblatt & Associates LLC
Princeton, NJ

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, We have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by To the Walter Greenblatt & Associates LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating To the Walter Greenblatt & Associates LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIC-7). Walter Greenblatt & Associates LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculation reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be used by anyone other than these specified parties.

Lehman, Newman & Flynn

February 20, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended Dec 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Walter Greenblatt & Associates, LLC

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Laura Crosby-Brown (603) 216-8918

2. A. General Assessment (item 2e from page 2) $ 1317

B. Less payment made with SIPC-6 filed (exclude interest) (150)

7/27
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1167

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1167

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1167

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Walter Greenblatt + Assoc. LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the ____ day of ____________, 20____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2010
and ending Dec 31, 2010
Eliminate cents

Item No.

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 527630
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
Interest on savings	898
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	898
2d. SIPC Net Operating Revenues	$ 526732
2e. General Assessment @ .0025	$ 1317

(to page 1, line 2.A.)